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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                          NIHON AMWAY KABUSHIKI KAISHA
                 (Exact name of Issuer as Specified in Charter)

                              AMWAY JAPAN LIMITED
                   (Translation of Issuer's Name in English)

                                N.A.J. CO., LTD.
                      (Names of Persons Filing Statement)

                           COMMON STOCK, NO PAR VALUE

      AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE-HALF OF ONE SHARE
           OF COMMON STOCK, EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class of Securities)

                                 03 234 J 10 0
                             (CUSIP Number of ADSs)
                            ------------------------

                             CRAIG N. MEURLIN, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                               AMWAY CORPORATION
                            7575 FULTON STREET EAST
                              ADA, MICHIGAN 49355
                                 (616) 787-6000
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of Person(s) Filing Statement)

                                    COPY TO:
                            THOMAS C. DANIELS, ESQ.
                           JONES, DAY, REAVIS & POGUE
                                  NORTH POINT
                              901 LAKESIDE AVENUE
                             CLEVELAND, OHIO 44114
                                 (216) 586-3939
                            ------------------------

    This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) [sec. 240.13e-3(c)] under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [X] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]
                            ------------------------

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                TRANSACTION VALUATION                                  AMOUNT OF FILING FEE
------------------------------------------------------------------------------------------------------------
                   $486,477,721.00                                          $97,294.00

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[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $97,294.00     FILING PARTY: N.A.J., CO. LTD.

FORM OR REGISTRATION NO: SCHEDULE
  14D-1                                DATE FILED: NOVEMBER 18, 1999

                               Page 1 of 10 Pages
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
     This Tender Offer Statement on Schedule 13E-3 (this "Schedule 13E-3") relates to a tender offer by N.A.J. Co., Ltd., a joint stock corporation ("kabushiki kaisha") organized under the laws of Japan ("Purchaser"), to purchase all the outstanding shares of the Common Stock, no par value (the "Common Stock"), and American Depositary Shares (the "ADSs" and, together with the Common Stock, the "Shares"), each representing one-half of one share of Common Stock, that are beneficially owned by shareholders (the "Shareholders") of Amway Japan Limited, a joint stock corporation ("kabushiki kaisha") organized under the laws of Japan ("AJL"). The Offer is being made pursuant to the Tender Offer Agreement (the "Agreement"), dated November 15, 1999, among Purchaser, AJL and ALAP Hold Co., Ltd., a limited partnership organized under the laws of Nevada ("ALAP"). ALAP is the parent of Purchaser and an entity controlled and beneficially owned by the principal shareholders of AJL, along with certain corporations, trusts, foundations and other entities established by or for the benefit of the principal shareholders and their respective families. The purchase price for each share of Common Stock will be (Yen)1,490 in cash (the "Common Stock Purchase Price"). The Agreement provides for Purchaser first to conduct the Offer and, after consummation of the Offer, Purchaser and AJL have agreed to take all steps required by law or as may be necessary or advisable to effect a merger (the "Merger") of AJL with and into Purchaser, with Purchaser as the surviving corporation. The purchase price for each ADS purchased in the Offer will be (Yen)745 in cash (the "ADS Purchase Price" and, together with the Common Stock Purchase Price, the "Purchase Price"), which is equal to one-half of the Common Stock Purchase Price (because each ADS represents one-half of one Share). The ADS Purchase Price will be payable in and converted into U.S. dollars using the noon buying rate in New York City for cable transfers of yen announced for customs purposes by the Federal Reserve Bank of New York on the date of settlement of the Offer in Japan (the "Common Stock Settlement Date"), which is presently anticipated to be not later than six trading days after the expiration of the Offer in Japan (or, if necessary for administrative convenience, on the business day next preceding the Common Stock Settlement
Date). The ADSs are evidenced by American Depositary Receipts ("ADRs"). There will be deducted from the Purchase Price paid to each holder any U.S. backup withholding and Japanese income taxes which may be required to be withheld. The Offer is for all Shares of AJL or any lesser number of Shares tendered and not withdrawn. With respect to the Common Stock, the Offer will expire in Japan, unless extended, on December 17,1999, and, with respect to the ADSs, it will expire outside of Japan, unless extended, at 12:00 midnight, New York City time, on December 17, 1999. The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 1999 (the "Offer to Purchase"), and in a related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, constitutes the Offer). Copies of the Offer to Purchase and the related Letter of Transmittal are filed as Exhibits (d)(1) and (d)(2), respectively, hereto.

     The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3, shows the location in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed by Purchaser with the Securities and Exchange Commission (the "Commission") on the date hereof, of the information required to be included in this Schedule 13E-3. The information set forth in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the Schedules and Annexes thereto.

                             CROSS REFERENCE SHEET

                   ITEM IN SCHEDULE 13E-3                       WHERE IN SCHEDULE 14D-1
                   ----------------------                       -----------------------
Item 1(a) - (c).............................................    Item 1 (a) - (c)
Item 1(d)...................................................    *
Item 1(e)...................................................    **
Item 1(f)...................................................    **
Item 2......................................................    Item 2
Item 3......................................................    Item 3
Item 4(a)...................................................    *
Item 4(b)...................................................    *
Item 5(a) - (f).............................................    Item 5
Item 5(g)...................................................    *
Item 6(a)...................................................    Item 4(a) - (b)
Item 6(b)...................................................    *
Item 6(c)...................................................    Item 4(a) - (b)
Item 6(d)...................................................    **
Item 7(a)...................................................    Item 5
Item 7(b) - (d).............................................    *
Item 8......................................................    *
Item 9......................................................    *
Item 10(a) - (b)............................................    Item 6
Item 11.....................................................    Item 7
Item 12.....................................................    *
Item 13(a)..................................................    *
Item 13(b) - (c)............................................    **
Item 14(a) - (b)............................................    *
Item 15(a)..................................................    **
Item 15(b)..................................................    Item 8
Item 16.....................................................    Item 10(f)
Item 17.....................................................    Item 11

---------------

*  The Item is located in the Schedule 13E-3 only.

** The Item is inapplicable or the answer thereto is in the negative.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) - (c) The response to Item 1(a) - (c) of the Schedule 14D-1 is incorporated herein by reference.

     (d) The information set forth in "The Offer - Market Information; Exchange Rates; Dividends and Dividend Policy" in the Offer to Purchase is incorporated herein by reference.

     (e) - (f) Not applicable.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) - (g) This statement is being filed by Purchaser. The response to Item 2 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS, OR NEGOTIATIONS.

     (a) - (b) The response to Item 3 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) The information set forth on the cover page of the Offer to Purchase and in "Introduction," "The Offer - Number of Shares; Expiration and Extension of Offer," "The Offer - Procedure for Tendering Shares," "The Offer - Withdrawal Rights," "The Offer - Acceptance for Payment of Shares and Payment of Purchase Price," "The Offer - Market Information; Exchange Rates; Dividends and Dividend Policy," "The Offer - Certain Legal Matters; Regulatory Approvals," "The Offer-Extension of Offer; Termination; Amendments," "The Offer - Fees and Expenses" and "The Offer - Miscellaneous" in the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) - (e) The response to Item 5(a) - (e) of the Schedule 14D-1 is incorporated herein by reference.

     (f) The response to Item 5(g) of the Schedule 14D-1 is incorporated herein by reference.

     (g) Not applicable.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

     (a) The response to Item 4(a) - (b) of the Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth in "The Offer - Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

     (c) The response to Item 4(a) - (b) of the Schedule 14D-1 is incorporated herein by reference.

     (d) Not applicable.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a) The response to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth in "Special Factors - Background of the Offer; Recommendation of the Disinterested Directors" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Introduction," "Special Factors - Background of the Offer; Recommendation of the Disinterested Directors; Reasons for the Recommendation; Opinion of the Financial Advisor to the Disinterested Directors," "Special Factors - The Offer, Related Transactions; Agreement," and "Special Factors - Purpose of the Offer; Related Transactions" in the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in "The Offer - Certain Effects of the Offer," "The Offer - U.S. Federal Income Tax Consequences" and "The Offer-Japanese Tax Consequences" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a) - (e) The information set forth in "Introduction," "Special Factors - Background of the Offer; Recommendation of the Disinterested Directors; Reasons for the Recommendation; Opinion of the Financial Advisor to the Disinterested Directors" and "The Offer - Position of Purchaser Regarding Fairness of the Offer" in the Offer to Purchase is incorporated herein by reference.

     (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) - (c) The information set forth in "Special Factors - Background of the Offer; Recommendation of the Disinterested Directors; Reasons for the Recommendation; Opinion of the Financial Advisor to the Disinterested Directors," "The Offer - Opinion of the Financial Advisor" and in Schedule II to the Offer to Purchase is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (b) The response to Item 6 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The response to Item 7 and Item 10 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a) The information set forth in "Introduction" and "The Offer - Interests of Certain Persons" in the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in "Introduction" and "Special Factors - Background of the Offer; Recommendation of the Disinterested Directors; Reasons for the Recommendation; Opinion of the Financial Advisor to the Disinterested Directors," in the Offer to Purchase is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

     (a)-(c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

     (a) The information set forth in "The Offer - Certain Information Regarding AJL" and Schedule III to the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) Not applicable.

     (b) The response to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

     The response to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

(a)   (1)    Form of Senior Bank Financing Commitment Letter among
             Purchaser, ALAP, Apple Hold Co., L.P., New AAP Limited,
             Amway Corporation and Morgan Guaranty Trust Company of New
             York, Tokyo Branch, dated November 15, 1999 (incorporated
             herein by reference to Exhibit (b)(1) of the Schedule 14D-1 of N.A.J. Co., Ltd. filed with the Commission on November
             18, 1999 (the "Schedule 14D-1")).
      (2)    Form of Term Sheet Regarding Credit Facility (incorporated herein by reference to Exhibit (b)(2) of the Schedule
             14D-1).
(b)          Fairness Opinion of Goldman, Sachs & Co., dated November 15,
             1999.
(c)   (1)    Form of Tender Offer Agreement, dated November 15, 1999 by and among AJL, Purchaser and ALAP (incorporated herein by
             reference to Exhibit (c)(1) of the Schedule 14D-1).
      (2)    Form of Shareholder and Voting Agreement, by and among ALAP,
             Purchaser and Certain Shareholders of AJL, dated as of
             November 15, 1999 (incorporated herein by reference to
             Exhibit (c)(2) of the Schedule 14D-1).
      (3)    Form of English translation of Memorandum Regarding Merger between Purchaser and AJL, dated November 15, 1999
             (incorporated herein by reference to Exhibit (c)(3) of the
             Schedule 14D-1).
(d)   (1)    Form of Offer to Purchase, dated November 18, 1999
             (incorporated herein by reference to Exhibit (a)(1) of the
             Schedule 14D-1).
      (2)    Form of Letter of Transmittal (incorporated herein by
             reference to Exhibit (a)(2) of the Schedule 14D-1).
      (3)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees (incorporated herein by
             reference to Exhibit (a)(3) of the Schedule 14D-1).
      (4)    Form of Letter to Clients for Use by Brokers, Dealers,
             Commercial Banks, Trust Companies and Other Nominees
             (incorporated herein by reference to Exhibit (a)(4) of the
             Schedule 14D-1).
      (5)    Form of Guidelines for Certification of Taxpayer
             Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(5) of the Schedule
             14D-1).
      (6)    Form of Letter to AJL's Holders of Common Stock and ADSs
             (incorporated herein by reference to Exhibit (a)(6) of the
             Schedule 14D-1).
      (7)    Form of Press Release "Amway Japan's Principal Shareholders
             to Commence Tender Offer for Outstanding Public Shares"
             issued by AJL and the Principal Shareholders on November 15,
             1999 (incorporated herein by reference to Exhibit (a)(7) of the Schedule 14D-1).
      (8)    Form of English translation of Additional Information to the
             Press Release on November 15, 1999 (incorporated herein by reference to Exhibit (a)(8) of the Schedule 14D-1).
      (9)    Form of English translation of Notice of Approval of Tender
             Offer, dated November 15, 1999 (incorporated herein by
             reference to Exhibit (a)(9) of the Schedule 14D-1).
     (10)    Form of English translation of Announcement of Approval of
             Tender Offer, dated November 15, 1999 (incorporated herein by reference to Exhibit (a)(10) of the Schedule 14D-1).
     (11)    Form of English translation of Announcement of Merger, dated
             November 15, 1999 (incorporated herein by reference to
             Exhibit (a)(11) of the Schedule 14D-1).
     (12)    Form of Statement for AJL Distributors, dated November 15,
             1999 (incorporated herein by reference to Exhibit (a)(12) of the Schedule 14D-1).

     (13)    Form of Statement for AJL Employees on Electronic Bulletin
             Board, dated November 15, 1999 (incorporated herein by reference to Exhibit (a)(13) of the Schedule 14D-1).
     (14)    Form of Communications to Amway Distributors, dated November
             15, 1999 (incorporated herein by reference to Exhibit
             (a)(14) of the Schedule 14D-1).
     (15)    Form of Tender Offer Announcement to Amway Management and
             Employees, dated November 15, 1999 (incorporated herein by reference to Exhibit (a)(15) of the Schedule 14D-1).
     (16)    Form of Memorandum to Diamonds Direct Distributors, dated
             November 16, 1999 (incorporated herein by reference to Exhibit (a)(16) of the Schedule 14D-1).
     (17)    Form of Press Release "Amway Japan's Principal Shareholders
             Commence Tender Offer For Outstanding Public Shares" issued by AJL and the Public Shareholders on November 18, 1999
             (incorporated herein by reference to Exhibit (a)(17) of the Schedule 14D-1).
     (18) Form of English translation of Report of Announcement of Opinion, dated November 18, 1999 (incorporated herein by reference to Exhibit (a)(18) of the Schedule 14D-1).
     (19)    Form of English translation of the Public Notice, dated
             November 18, 1999 (incorporated herein by reference to Exhibit (a)(19) of the Schedule 14D-1).
     (20)    Form of Summary Advertisement published on November 18, 1999
             (incorporated herein by reference to Exhibit (a)(20) of the Schedule 14D-1).
     (21)    Form of English translations of Japanese Tender Offer
             Explanatory Statement and Tender Offer Application Form, dated November 18, 1999 (incorporated herein by reference to Exhibit (a)(21) of the Schedule 14D-1).
     (22)    Form of Trustee Direction Form from the 401(k) Trustee
             (incorporated herein by reference to Exhibit (a)(22) of the Schedule 14D-1).
     (23)    Form of Letter to Participants of the 401(k) Plan
             (incorporated herein by reference to Exhibit (a)(23) of the Schedule 14D-1).
(e)          Not applicable.
(f)          Not applicable.
(g) Consent of Deloitte Touche Tohmatsu (incorporated herein by reference to Exhibit (g) of the Schedule 14D-1).
(h) Power of Attorney for Purchaser (incorporated herein by reference to Exhibit (h) of the Schedule 14D-1).

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 1999                  N.A.J. CO., LTD.

                                          By: /s/ LAWRENCE M. CALL
                                            ------------------------------------
                                              Name:   Lawrence M. Call
                                              Title:  Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
(a)   (1)      Form of Senior Bank Financing Commitment Letter among
               Purchaser, ALAP, Apple Hold Co., L.P., New AAP Limited,
               Amway Corporation and Morgan Guaranty Trust Company of New
               York, Tokyo Branch, dated November 15, 1999 (incorporated
               herein by reference to Exhibit (b)(1) of the Schedule 14D-1 of N.A.J. Co., Ltd. filed with the Commission on November
               18, 1999 (the "Schedule 14D-1")).
      (2)      Form of Term Sheet Regarding Credit Facility (incorporated herein by reference to Exhibit (b)(2) of the Schedule
               14D-1).
(b)            Fairness Opinion of Goldman, Sachs & Co., dated November 15,
               1999.
(c)    (1)     Form of Tender Offer Agreement, dated November 15, 1999 by and among AJL, Purchaser and ALAP (incorporated herein by
               reference to Exhibit (c)(1) of the Schedule 14D-1).
      (2)      Form of Shareholder and Voting Agreement, by and among ALAP,
               Purchaser and Certain Shareholders of AJL, dated as of
               November 15, 1999 (incorporated herein by reference to
               Exhibit (c)(2) of the Schedule 14D-1).
      (3)      Form of English translation of Memorandum Regarding Merger between Purchaser and AJL, dated November 15, 1999
               (incorporated herein by reference to Exhibit (c)(3) of the
               Schedule 14D-1).
(d)   (1)      Form of Offer to Purchase, dated November 18, 1999
               (incorporated herein by reference to Exhibit (a)(1) of the
               Schedule 14D-1).
      (2)      Form of Letter of Transmittal (incorporated herein by
               reference to Exhibit (a)(2) of the Schedule 14D-1).
      (3)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees (incorporated herein by
               reference to Exhibit (a)(3) of the Schedule 14D-1).
      (4)      Form of Letter to Clients for Use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees
               (incorporated herein by reference to Exhibit (a)(4) of the
               Schedule 14D-1).
      (5)      Form of Guidelines for Certification of Taxpayer
               Identification Number on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(5) of the Schedule
               14D-1).
      (6)      Form of Letter to AJL's Holders of Common Stock and ADSs
               (incorporated herein by reference to Exhibit (a)(6) of the
               Schedule 14D-1).
      (7)      Form of Press Release "Amway Japan's Principal Shareholders
               to Commence Tender Offer for Outstanding Public Shares"
               issued by AJL and the Principal Shareholders on November 15,
               1999 (incorporated herein by reference to Exhibit (a)(7) of the Schedule 14D-1).
      (8)      Form of English translation of Additional Information to the
               Press Release on November 15, 1999 (incorporated herein by reference to Exhibit (a)(8) of the Schedule 14D-1).
      (9)      Form of English translation of Notice of Approval of Tender
               Offer, dated November 15, 1999 (incorporated herein by
               reference to Exhibit (a)(9) of the Schedule 14D-1).
     (10)      Form of English translation of Announcement of Approval of
               Tender Offer, dated November 15, 1999 (incorporated herein by reference to Exhibit (a)(10) of the Schedule 14D-1).
     (11)      Form of English translation of Announcement of Merger, dated
               November 15, 1999 (incorporated herein by reference to
               Exhibit (a)(11) of the Schedule 14D-1).
     (12)      Form of Statement for AJL Distributors, dated November 15,
               1999 (incorporated herein by reference to Exhibit (a)(12) of the Schedule 14D-1).
     (13)      Form of Statement for AJL Employees on Electronic Bulletin
               Board, dated November 15, 1999 (incorporated herein by
               reference to Exhibit (a)(13) of the Schedule 14D-1).

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
     (14)      Form of Communications to Amway Distributors, dated November
               15, 1999 (incorporated herein by reference to Exhibit
               (a)(14) of the Schedule 14D-1).
     (15)      Form of Tender Offer Announcement to Amway Management and
               Employees, dated November 15, 1999 (incorporated herein by reference to Exhibit (a)(15) of the Schedule 14D-1).
     (16)      Form of Memorandum to Diamonds Direct Distributors, dated
               November 16, 1999 (incorporated herein by reference to
               Exhibit (a)(16) of the Schedule 14D-1).
     (17)      Form of Press Release "Amway Japan's Principal Shareholders
               Commence Tender Offer For Outstanding Public Shares" issued by AJL and the Public Shareholders on November 18, 1999
               (incorporated herein by reference to Exhibit (a)(17) of the
               Schedule 14D-1).
     (18)      Form of English translation of Report of Announcement of
               Opinion, dated November 18, 1999 (incorporated herein by
               reference to Exhibit (a)(18) of the Schedule 14D-1).
     (19)      Form of English translation of the Public Notice, dated
               November 18, 1999 (incorporated herein by reference to
               Exhibit (a)(19) of the Schedule 14D-1).
     (20)      Form of Summary Advertisement published on November 18, 1999
               (incorporated herein by reference to Exhibit (a)(20) of the
               Schedule 14D-1).
     (21)      Form of English translations of Japanese Tender Offer
               Explanatory Statement and Tender Offer Application Form,
               dated November 18, 1999 (incorporated herein by reference to
               Exhibit (a)(21) of the Schedule 14D-1).
     (22)      Form of Trustee Direction Form from the 401(k) Trustee
               (incorporated herein by reference to Exhibit (a)(22) of the
               Schedule 14D-1).
     (23)      Form of Letter to Participants of the 401(k) Plan
               (incorporated herein by reference to Exhibit (a)(23) of the
               Schedule 14D-1).
(e)            Not applicable.
(f)            Not applicable.
(g)            Consent of Deloitte Touche Tohmatsu (incorporated herein by reference to Exhibit (g) of the Schedule 14D-1).
(h)            Power of Attorney for Purchaser (incorporated herein by
               reference to Exhibit (h) of the Schedule 14D-1).